                                                                      EXHIBIT 11

         STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

                                                    Three Months Ended
                                            -----------------------------------
                                              March 31,               March 31,
                                                2001                   2000
Net (loss) income ................          $    (40,573)          $    136,728

Actual outstanding common shares
at beginning of  period ..........            50,004,474             50,004,474

Weighted basic shares ............            50,004,474             50,004,474

Weighted diluted shares ..........            50,004,474             50,004,474

Basic and diluted income per share          $        .00           $       0.00


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